Exhibit Relating to Item 77(e) of Form N-SAR for
Aberdeen Australia Equity Fund, Inc.
for the six months ended October 31, 2001

? The Annual Meeting of the Funds shareholders was held on April 19, 2001. At such meeting the shareholders approved the election of directors. Pursuant to Instruction 2 to this Sub-Item, Information as to the matters has not been included in this Attachment.